Exhibit 99.1

CollPlant Biotechnologies Ltd.

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on Tuesday, July 18, 2023

The annual and extraordinary general meeting of shareholders of CollPlant Biotechnologies Ltd. (the “Company”) will be held at the offices of Goldfarb Gross Seligman & Co. at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, on Tuesday, July 18, 2023, at 10:00 a.m. Israel time, or at any adjournment (the “General Meeting”), for the following purposes:

1.	To approve the re-election of Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron, Joseph Zarzewsky, Dr. Elan Penn, Hugh Evans, Alisa Lask and Mr. Yehiel Tal (who also serves as the Company’s CEO) to the board of directors of the Company, each until the next annual general meeting of shareholders (a separate vote for each director will be taken);

2.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting;

3.	To approve the adoption and the grant of a new letter of indemnification for the Company’s current and future directors and officers, other than to the Company’s current CEO, and subject to the approval of Proposal No. 4;

4.	To approve the grant of the new letter of indemnification to the Company’s current CEO, subject to the approval of Proposal No. 3; and

5.	To approve an amendment to the Company’s compensation policy with respect to the adoption of a new clawback policy intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Israeli Companies Law of 1999 (the “Companies Law”), to take effect upon the effective date of the Nasdaq listing rule.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements and the Board of Directors’ report of the Company for the fiscal year ended December 31, 2022.

The Company is currently unaware of any other matters that may be raised at the General Meeting. If any other matters are properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of ordinary shares, NIS 1.50 par value per share by the close of business on Thursday, June 15, 2023 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote “FOR” each of the proposals.

Whether or not you plan to attend the General Meeting, it is important that your ordinary shares be represented. Accordingly, holders of ordinary shares (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote, and they are kindly requested to complete, date, sign and mail the voting instruction card in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the form of the voting instruction card.

Shareholders registered in the Company’s shareholders’ register may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than July 18, 2023 at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel who vote their ordinary shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Execution of the voting card and/or the proxy card will not in any way affect a shareholder’s right to attend the General Meeting, and any person has the right to revoke it at any time before the deadline by filing with the Company a written notice of revocation or a duly executed proxy card and/or voting instruction card bearing a later date.

The Board of Directors recommends the Company’s shareholders vote “FOR” all of the proposals on the agenda of the General Meeting, which are described in the attached Proxy Statement.

Sincerely,

Dr. Roger Pomerantz
Chairman of the Board of Directors

June 8, 2023

CollPlant Biotechnologies Ltd.
4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, NIS 1.50 par value per share, of CollPlant Biotechnologies Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors”) of proxies for use at the annual and extraordinary general meeting of shareholders (the “General Meeting”), to be held on Tuesday, July 18, 2023, at 10:00 a.m., Israel time, at the offices of Goldfarb Gross Seligman & Co. at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.	To approve the re-election of Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron, Joseph Zarzewsky, Dr. Elan Penn, Hugh Evans, Alisa Lask and Mr. Yehiel Tal (who also serves as the Company’s CEO) to the board of directors of the Company, each until the next annual general meeting of shareholders (a separate vote for each director will be taken);

2.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting;

3.	To approve the adoption and the grant of a new letter of indemnification for the Company’s current and future directors and officers, other than to the Company’s current CEO, and subject to the approval of Proposal No. 4;

4.	To approve the grant of the new letter of indemnification to the Company’s current CEO, subject to the approval of Proposal No. 3; and

5.	To approve an amendment to the Company’s compensation policy with respect to the adoption of a new clawback policy intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Israeli Companies Law of 1999 (the “Companies Law”), to take effect upon the effective date of the Nasdaq listing rule.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements and the Board of Directors’ report of the Company for the fiscal year ended December 31, 2022.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than June 15, 2023.

Board Recommendation

The Board of Directors recommends that you vote “FOR” each of the proposals on the agenda.

Who Can Vote

 Only shareholders at the close of business on June 15, 2023 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting and any adjournment thereof. At the close of business on June 7, 2023, the Company had outstanding 11,388,394 ordinary shares, excluding 18,409 ordinary shares held in treasury, each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

How You Can Vote

Shareholders registered in the Company’s shareholders’ register may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than on July 18, 2023, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register who vote their ordinary shares by proxy card must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders who hold their ordinary shares in “street name” meaning in the name of a bank, broker or other record holder, through Computershare, must either direct the record holder of their ordinary shares how to vote their ordinary shares, or obtain a legal proxy from the record holder to vote at the General Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the ordinary shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Voting instructions cards are being distributed to holders of ordinary shares on or about June 21, 2023. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting.

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their ordinary shares in person at the General Meeting if the shareholders are the record holder of the ordinary shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their ordinary shares). If a shareholder’s proxy is not received by the Company by Tuesday, July 18, 2023, at 06:00 a.m., Israel time, it shall not be valid at the General Meeting. Notwithstanding the aforesaid, each of the chairman of the General Meeting or the Company’s Secretary may, at his or her discretion, accept proxies after such time if he or she so deems fit.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders of record whose ordinary shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Quorum

 Two or more shareholders present, personally or by proxy, holding not less than 20% of the outstanding ordinary shares shall constitute a quorum for the General Meeting. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned for one week (to the same day, time and place), or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. If a quorum is not present at the adjourned General Meeting within half an hour from the time appointed for such adjourned General Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the General Meeting was convened. Abstentions are counted as holders present for the purpose of determining a quorum.

Vote Required for the Proposals

The approval of each of Proposals No. 1, 2 and 3 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The approval of each of Proposals No. 4 and 5 requires the affirmative vote of a majority of the shareholders participating in the voting at the General Meeting in person or by proxy; provided, that (i) such majority vote at the General Meeting shall include a majority of the total votes of shareholders participating in the voting at the General Meeting in person or by proxy who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the proposal (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Companies Law, each shareholder that attends the General Meeting in person shall, prior to exercising such shareholder’s voting rights at the General Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company and whether or not that shareholder has a personal interest, all with respect to the approval of each of Proposals No. 4 and 5. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder of the Company and whether or not that shareholder has a personal interest with respect to the approval of each of Proposals No. 4 and 5. Shareholders who do not so indicate will not be eligible to vote their ordinary shares as to such proposals.

The Companies Law defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including: (i) a personal interest of that person’s relative (i.e., spouse, sibling, parent, grandparent, child, child sibling and parent of such person’s spouse or the spouse of any of the above); or (ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity. A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.

The term “controlling shareholder” shall carry the meaning ascribed to it in the Companies Law and shall mean a person’s ability to direct a company’s business, unless such ability stems only from the service as a director or from includer position in the company, and there is a presumption that a person is controlling a company if such person holds 50% or more of a certain type of means of control in the company. For this purpose, “Means of Control” shall mean any of the below: (i) voting rights in the company’s general meeting or in an equivalent body of another corporation; (ii) the right to appoint the company’s directors or its chief executive officers. For the purpose of Proposal No. 4 only, the term “controlling shareholder” shall also includes a holder of 25% or more of the voting rights in a company if there is no other holder holding more than 50% of the voting rights in the company. For the purpose of the term “holding” two or more persons holding voting rights in a company while each of them has a personal interest in the approval of the same transaction brought for the approval of the company shall be deemed as joint holders.

Position Statement

To the extent you would like to submit a position statement with respect to any of the proposals described in the Proxy Statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company’s offices (Attention: Eran Rotem, Deputy CEO and CFO) located at 4 Oppenheimer St., Weizmann Science Park, Rehovot 7670104, Israel, not later than ten days before the General Meeting date (i.e., Saturday, July 8, 2023).

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). The Company’s filings with the Commission are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

Directors’ and Officers’ Compensation

For information concerning the annual compensation granted to the five highest compensated directors and officers of the Company during the year ended December 31, 2022, see Item 6B. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the Commission on March 29, 2023 (the “2022 Annual Report”).

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

Proposal No. 1

APPROVAL OF THE RE-ELECTION OF DR. ROGER POMERANTZ, DR. ABRAHAM (AVRI) HAVRON, JOSEPH ZARZEWSKY, DR. ELAN PENN, HUGH EVANS, ALISA LASK AND MR. YEHIEL TAL (WHO ALSO SERVES AS THE COMPANY’S CEO) TO THE BOARD OF DIRECTORS OF THE COMPANY, EACH UNTIL THE NEXT ANNUAL GENERAL MEETING OF SHAREHOLDERS

At the General Meeting, it is proposed to re-elect Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron, Joseph Zarzewsky, Dr. Elan Penn, Hugh Evans, Alisa Lask and Mr. Yehiel Tal (who also serves as the Company’s CEO) to the board of directors of the Company (the “Board of Directors”). Each of the directors will hold office until the next annual general meeting of shareholders, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the General Meeting, the current directors shall continue to hold office, other than Mr. Yehiel Tal. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron, Joseph Zarzewsky, Dr. Elan Penn, Hugh Evans, Alisa Lask and Yehiel Tal has indicated to the Company his or her availability for re-election, and has declared that: (i) he or she has the required qualifications and ability to devote the time required for its service as a director with respect to the Company’s special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law. Such declarations can be found in the Company’s offices.

On December 20, 2021, the Board of Directors determined that in light of the current shareholding structure of the Company, which no longer supports the claim that the Company has a controlling shareholder, it was decided to reinstate the relief granted to Israeli companies whose shares are listed on certain stock exchanges outside of Israel (including the Nasdaq Capital Market) with no controlling shareholder from being required to appoint external directors so long as such companies satisfy the requirements of the foreign laws in the listing jurisdiction outside of Israel which apply to companies incorporated in such jurisdiction, in respect of the appointment of independent directors and the composition of the audit committee and compensation committee. As such, Dr. Gili Hart and Dr. Elan Penn were no longer classified as external directors. Following the said determination, Dr. Elan Penn and Dr. Gili Hart continued to serve as independent directors of the Company until the earlier of: (i) the end of their tenure; or (ii) the lapse of the second annual general meeting following the said determination, being the General Meeting. At present, Dr. Elan Penn is being proposed for re-election as an independent director, and the seven proposed nominees, if re-elected, will constitute the Board of Directors. Gili Hart is not being proposed for re-election and as such her tenure as a member of the Board of Directors shall end on July 5, 2023.

On May 25, 2022 the Board of Directors appointed, in accordance with the Company’s articles of association, Mr. Yehiel Tal to serve as a director on the Board of Directors until the Company’s next annual general meeting, being the General Meeting. As such, his re-election is also being brought forth for approval by the shareholders at the General Meeting. Mr. Yehiel Tal also currently serves as the Company’s CEO and shall not be entitled to any additional compensation for his tenure as a director of the Company other than his compensation terms for serving as the Company’s CEO.

The nominees to serve on the Board of Directors are presented below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Dr. Roger Pomerantz has served as our Chairman of the board of directors since February 2020. Dr. Pomerantz is currently the President, Chief Executive Officer and Chairman of the Board of Directors of ContraFect, and a board member of Indaptus Therapeutics and VerImmune. Dr. Pomerantz served as Chairman of the board of directors of Seres Therapeutics in 2019, where he served as Chairman and CEO from June 2014 until January 2019. From 2011 to 2013, he was Worldwide Head of Licensing & Acquisitions, Senior Vice President at Merck & Co., Inc. where he oversaw all licensing and acquisitions at Merck Research Laboratories. Previously, he served as Senior Vice President and Global Franchise Head of Infectious Diseases at Merck. Prior to joining Merck, Dr. Pomerantz was Global Head of Infectious Diseases for Johnson & Johnson Pharmaceuticals. He joined Johnson & Johnson in 2005 as President of Tibotec Pharmaceuticals, Inc. Dr. Pomerantz received his B.A. in Biochemistry at the Johns Hopkins University and his M.D. at the Johns Hopkins School of Medicine. He received post-graduate training at the Massachusetts General Hospital, Harvard Medical School and M.I.T. Dr. Pomerantz is Board Certified in both Internal Medicine and Infectious Diseases. He was Professor of Medicine, Biochemistry and Molecular Pharmacology, Chief of Infectious Diseases, and the Founding Director and Chair of the Institute for Human Virology and Biodefense at the Thomas Jefferson University and Medical School. He has developed twelve small and large molecular drugs approved world-wide in important diseases, including HIV, HCV, CMV, C. Diff, and tuberculosis.

Dr. Abraham (Avri) Havron has served on our board of directors since May 2016. Dr. Havron is a 43-year veteran of the biotech industry. Since 2005 and until 2014 when its acquisition by OPKO Health Inc. (NASDAQ: OPK) was completed. Dr. Havron was the Chief Executive Officer and a director of PROLOR Biotech Inc. (NYSE: PBTH). Between 1999 and 2003, Dr. Havron served as V.P. and Chief Technology Officer of Clal Biotechnology Industries Ltd. and prior to that for 12 years as V.P. Manufacturing and Process-Development of BioTechnology General Ltd. (now, a subsidiary of Ferring Pharmaceuticals). Dr. Havron was a member of the founding team of Interpharm Laboratories Ltd. (a subsidiary of Merck-Serono) – the first Israeli biotech company, where he served as Director of R&D from 1980 to 1987. During his managerial career Dr. Havron was directly involved in the multi-disciplinary development of many biopharmaceuticals seven of which were approved and are marketed worldwide: Rebif (recombinant beta interferon), Biotropin (recombinant human growth hormone), Bio-Hep-B (3rd generation recombinant hepatitis B vaccine), Biolon and Euflexxa (ophthalmic and orthopedic devices containing bacteria derived hyaluronic acid), bio-similar recombinant Insulin and, Nexxobrid (debridement agent for severe burns), Somatrogan- recombinant long acting human growth hormone analog. Dr. Havron has been actively involved in establishing several biotech start-up companies among them Mediwound, Curetech, Prolor-Biotech, Polyheal, PamBio and Enlivex. He is also a member of the board of Enlivex Therapeutics Ltd. (NASDAQ: ENLV; TASE: ENLV), was the Chairman of Mediwound during 2001-2003 and later a member of its board from 2014 to 2017 (NASDAQ: MDWD) and from 2010 to 2018 was a member of the board of directors of Kamada Ltd. (NASDAQ: KMDA; TASE: KAMDA). Dr. Havron earned his PhD in chemistry from the Weizmann Institute of Science, and completed his post- doctorate at Harvard Medical School. Dr. Havron is also a board member of CollPlant Ltd., our wholly owned subsidiary.

Joseph Zarzewsky has served on our board of directors since August 2019. Mr. Zarzewsky has served as the Vice President of Business Development at the Mitrelli Group, or Mitrelli, since June 2010. Mr. Zarzewsky has served as the Chairman of “SMAD”, a joint venture between Mitrelli and the Harbin Government, China, since June 2011. Mr. Zarzewsky has also served as the Chairman of the Investment Committee of the Harbin Israel Fund since 2012, and as a member of the board of directors of Wize Pharma, Inc. (OTCQB: WIZP) since November 2017. He has also previously served as the Vice President of marketing at Clal Insurance Enterprises Holdings Ltd. (TASE: CLIS) and as the Vice President of Marketing for the Israel Postal Authority. In addition, Mr. Zarzewsky has served as a director of Excellence Underwriter House Ltd. since 2007. In 2008, he was appointed as the Honorary Economic Advisor of the Harbin Government, China. In addition, in June 2012, he was honored as an Honorary Citizen of Harbin, China. Mr. Zarzewsky holds an MA in Commercial Law from the University of Tel Aviv in collaboration with the University of California, Berkeley.

Dr. Elan Penn has served on our board of directors since January 2018. Dr. Penn serves as chief executive officer and chairman of Penn Publishing Ltd., a private company based in Tel Aviv, Israel. Dr. Penn serves as external director of Dunietz Brothers Ltd. (TASE: DUNI:IT). Dr. Penn serves as chairman of A.I. Conversation Systems Ltd. (TASE: AICS). From 2000 to 2001, Dr. Penn served as vice president of finance and administration of A.I. Research and Development Ltd. Dr. Penn served as chief executive officer of Sivan Computer Training Company Ltd. during the years 1998 through 2000. From 1992 to 2000, Dr. Penn served as vice president of finance and administration of Mashov Computers Ltd. From 1987 to 1991 and again from 1992 to 1997, Dr. Penn served as vice president of finance and administration of Magic Software Enterprises Ltd. (NASDAQ: MGIC) and, from 2005 to 2014, served as an external director of Magic Software. Dr. Penn previously served as a director of Telkoor Power Supplies Ltd. (TASE: TLCR) and Nexgen Biofuels Ltd. (formerly Healthcare Technologies Ltd) (OTC: NXGN). Dr. Penn holds a B.A. degree in Economics from the Hebrew University of Jerusalem and a Ph.D. in Management Science from the University of London. Dr. Penn is also a board member of CollPlant Ltd., our wholly owned subsidiary.

Hugh Evans has served on our board of directors since March 2021. Mr. Evans serves as a board member at Zverse, 3DM, Currant 3D, Evolve Additive Solutions, Amnovis and Advano. Previously Mr. Evans served as a board member of AquaVenture Holdings (NYSE: WAAS), which was acquired by Culligan International as well as Factory Four which was acquired by Xometry. In 2019, Mr. Evans founded 3D Ventures, where he serves as the managing member. From 2013 to 2019, Mr. Evans served as Senior Vice President of Corporate Development & Digitization at 3D Systems (NYSE: DDD). Previously, from 1992 to 2013, he served as a portfolio manager at T. Rowe Price Associates (NASDAQ: TROW). Mr. Evans holds a BA from the University of Virginia and an MBA from the Stanford Graduate School of Business.

Alisa Lask has served on our board of directors since August 2021. Ms. Lask is the CEO of Rion Aesthetics Inc. Previously Ms. Lask served as Vice President and General Manager of US Aesthetics at Galderma. Previously, she was a Senior Director of Global Strategic Marketing of Facial Aesthetics at Allergan. Earlier, she held strategic marketing positions at both Zimmer Biomet and Eli Lilly. Ms. Lask received an M.B.A from the University of Michigan and has a B.A. in marketing from Miami University, Oxford, Ohio.

Yehiel Tal has served as our chief executive officer since January 2010 and as a member of our board of directors since May 2022. Mr. Tal possesses over 30 years of management experience in the Israeli and American high-tech and biotechnology industries. Prior to joining us, Mr. Tal was the chief executive officer and co-founder of Regentis Biomaterials Ltd. Prior to that Mr. Tal served as vice-president of business development at ProChon BioTech Ltd. He has also served as vice president of marketing and business development at OrthoScan Technologies Ltd. and director of business development and business unit manager at Kulicke and Soffa Industries, Inc. In 2021, Mr. Tal was elected to the Board of Directors of the International Society for Biofabrication. Mr. Tal holds a Bachelor’s and a Master’s degree in mechanical engineering from the Technion, Israel Institute of Technology.

The directors will continue to benefit from coverage under the Company’s directors’ and officers’ liability insurance policies. For information regarding the proposed adoption and grant of a new letter of indemnification for the directors and officers of the Company, as shall be from time to time, see Proposal No. 3 below.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that the re-election of each of Messrs. Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron, Joseph Zarzewsky, Dr. Elan Penn, Hugh Evans, Ms. Alisa Lask and Yehiel Tal to the Board of Directors, each until the next annual general meeting of shareholders, as presented to the shareholders, be and the same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 2

APPROVAL OF THE RE-APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER FIRM OF ERNST & YOUNG GLOBAL, AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and the Company’s articles of association (the “Articles”), the Company’s shareholders are authorized to appoint the Company’s independent auditors. The Articles further provide that the Board of Directors (upon the recommendation of the Company’s audit committee (the “Audit Committee”) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Audit Committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the Nasdaq Global Market.

Following the recommendation by the Audit Committee and the Board of Directors, it is proposed that Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, be reappointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2022 and have no relationship with the Company or with any affiliate of the Company, except as described in the 2022 Annual Report. Information on fees paid to the Company’s independent public accountants may be found in the 2022 Annual Report.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting, as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 3

APPROVAL OF THE ADOPTION AND THE GRANT OF A NEW LETTER OF INDEMNIFICATION FOR THE COMPANY’S CURRENT AND FUTURE DIRECTORS AND OFFICERS, OTHER THAN TO THE COMPANY’S CURRENT CEO, AND SUBJECT TO THE APPROVAL OF PROPOSAL NO. 4

Following the approval of the Company’s compensation committee (the “Compensation Committee”) and Board of Directors, it is proposed to adopt and grant a new letter of indemnification to the Company’s current and future directors and officers, other than the currently serving CEO, in the form attached hereto as Exhibit A, and subject to the approval of Proposal No. 4. For information regarding a proposed grant of the letter of indemnification to the Company’s CEO, Mr. Yehiel Tal, see Proposal No. 4 below.

The following is a brief summary of the principal changes reflected in the new letter of indemnification:

-	Addendum of Events for which Financial Liabilities will be Indemnified – the addendum which stipulates the events for which financial liabilities will be indemnified has been updated to reflect the events that the Board has determined are likely to occur in light of the operations of the Company;

-	Indemnification Limits per Event – the per-event indemnification limit stipulated in the addendum to the Company’s current letter of indemnification has been removed, such that the indemnification per event shall not be limited other than by the Limit Amount, as defined in the new letter of indemnification, which has remained unchanged;

-	Defence of Claim – where the Company has assumed the defence of the indemnitee in a claim, certain changes have been made with respect to conflicts of interest that may arise, including that the Company will be the person to determine the existence of a conflict of interest, instead of the attorney as is stipulated in the current letter of indemnification;

-	Presumption of Entitlement to Indemnification – the new letter of indemnification clarifies that the presumption is that the indemnitee is entitled to indemnification under the letter of indemnification, and the Company shall have the burden of proof to overcome that presumption;

-	Indemnification in the Event of a Counterclaim – the new letter of indemnification stipulates that the Company will not be required to indemnify or advance any Expenses (as defined in the new letter of indemnification) to the indemnitee with respect to a counter claim made by the Company or in its name in connection with a claim against the Company filed by the indemnitee;

-	Mechanism for Payment of Indemnification – the mechanism of payment of indemnification amounts has been updated in the new letter of indemnification such that the payment by the Company for any Expenses (as defined in the new letter of indemnification) will be grossed up to cover any tax payment that the indemnitee may be required to make and will be paid as soon as practicable, and in any event within 15 days from receipt of a written demand;

-	Reimbursement of Indemnification – where the Company has determined, based on advice from its legal counsel, that the indemnitee was not entitled to indemnification payments, the indemnitee will not be required to repay such amounts if the indemnitee disputes the Company’s determination, in which case the indemnitee’s obligation to repay to the Company shall be postponed until such dispute is resolved by a court of competent jurisdiction in a final and non-appealable order;

-	Third Party Indemnification – the new letter of indemnification contains a provision concerning third-party indemnification undertakings, stipulating that where the indemnitee may be entitled to indemnification from other sources, the Company acknowledges that it is the indemnitor of first resort.

The Board of Directors approved that the indemnification undertaking is limited to the events listed in the letter of indemnification which are foreseeable in light of the Company’s activities on the date hereof and that the maximum indemnification amount provided in the letter of indemnification is reasonable under the circumstances.

Any existing indemnification or similar agreements with any current director or officer will be cancelled and replaced by the new letter of indemnification. It is clarified that grant of such letters of indemnification to the current and future directors and officers of the Company does not derogate in any way from any indemnification undertaking the Company has made in the past, provided however, that the aggregate indemnification amount pursuant to all letters of indemnification granted or that will be granted by the Company to current and future directors and officers of the Company as well as to current and future employees of the Company who serve as directors or officers in corporations held by the Company (including in their capacity in other roles in the Company or any corporation held by the Company), and including such directors, officers and employees who no longer serve at or are employed by the Company, will not exceed the limit amount stated in the letter of indemnification attached.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the adoption of a new letter of indemnification in the form attached hereto as Exhibit A for the Company’s directors and officers, as shall be from time to time, and the grant thereof to the Company’s directors and officers, other than the company’s CEO, subject to the approval of Proposal No. 4, as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 4

APPROVAL OF THE GRANT OF THE NEW LETTER OF INDEMNIFICATION TO THE COMPANY’S CURRENT CEO, SUBJECT TO THE APPROVAL OF PROPOSAL NO. 3

Following the approval of the Compensation Committee and Board of Directors, it is proposed to approve the grant of the new letter of indemnification to the Company’s CEO, Mr. Yehiel Tal, in the form attached hereto as Exhibit A, subject to the approval of the adoption of the new letter of indemnification under Proposal No. 3. For additional information regarding the provisions of the new letter of indemnification, see Proposal No. 3.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the approval of the grant of the new letter of indemnification to the Company’s CEO, in the form attached hereto as Exhibit A, subject to the approval of Proposal No. 3, as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

Proposal No. 5

APPROVAL OF AN AMENDMENT TO THE COMPANY’S COMPENSATION POLICY WITH RESPECT TO THE ADOPTION OF A NEW CLAWBACK POLICY INTENDED TO COMPLY WITH THE CLAWBACK-RELATED LISTING STANDARDS PROPOSED BY THE NASDAQ STOCK MARKET AND THE COMPANIES LAW, TO TAKE EFFECT UPON THE EFFECTIVE DATE OF THE NASDAQ LISTING RULE

Under the Companies Law, a public company is required to adopt a compensation policy, which must comply with the terms of the Companies Law and set forth the terms of service and employment of the Company’s directors and officers, including, specifically, any compensation recovery provisions in the event of accounting restatements, and must stipulate the terms of such provisions. The Company’s current compensation policy was approved and adopted by the Company’s shareholders on May 2, 2022, and currently includes certain compensation recovery provisions.

Recently, the Nasdaq Stock Market released a proposed rule that implements the Securities and Exchange Commission’s (“SEC”) clawback rule mandated by Section 954 of the Dodd-Frank Act. The SEC’s final rule, which was adopted in October 2022 as Rule 10D-1 of the Exchange Act, directed U.S. stock exchanges, including the Nasdaq Stock Market, to adopt listing standards requiring all listed companies, including foreign private issuers (FPIs), such as the Company, to adopt and comply with a written clawback policy, to disclose the policy and to file the policy as an exhibit to its annual report, as well as to include other disclosures in the event a clawback is triggered under the policy by the effective date to be determined by Nasdaq listing rules (currently expected to be August 8, 2023) (the “Effective Date”). Accordingly, it is proposed to amend the Company’s compensation policy in a manner that would also address the adoption of a clawback policy as contemplated pursuant to Rule 10D-1 of the Exchange Act and in accordance with the specific Nasdaq listing rules once adopted, whereby the specific clawback policy will be attached as an exhibit to the Company’s amended and restated compensation policy and form an integral part thereof, and, subject to its approval, will take effect only upon the Effective Date.

The form of the amended and restated compensation policy is attached hereto as Exhibit B, marked against the current version, where the specific clawback policy substantially in the form attached thereto is intended to comply with the specific Nasdaq listing rules once adopted.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the approval of an amendment to the Company’s compensation policy with respect to the adoption of a new clawback policy intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Companies Law, substantially in the form attached hereto as Exhibit B, to be in effect on the Effective Date, as presented to the shareholders, be, and same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDERS HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 8, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JUNE 8, 2023, UNLESS STATED OTHERWISE, AND THE DISTRIBUTION OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER BUSINESS

Other than as set forth above, as of the distribution of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Company,

Dr. Roger Pomerantz
Chairman of the Board of Directors

June 8, 2023

Exhibit A

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”), dated as of [_____________], is entered into by and between CollPlant Biotechnologies Ltd., an Israeli company whose address is 4 Oppenheimer St., Rehovot 7670104, Israel (the “Company”), and the undersigned Director or Officer of the Company whose name appears on the signature page attached hereto (the “Indemnitee”).

WHEREAS,	Indemnitee is an Office Holder (“Nosse Misra”), as such term is defined in the Companies Law, 5759–1999, as amended (the “Companies Law” and “Office Holder” respectively), of the Company;

WHEREAS,	the Amended and Restated Articles of Association of the Company (the “Articles”) authorize the Company to indemnify and advance expenses to its Office Holders to the fullest extent permitted by applicable law, and this Agreement is provided to Indemnitee in accordance with applicable law, the Articles and all requisite corporate approvals;

WHEREAS,	the Company has determined that (i) the increased difficulty in attracting and retaining competent persons is detrimental to the best interests of the Company’s shareholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future, and (ii) it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law, so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified;

WHEREAS,	the Company acknowledges that Indemnitee is relying on the obligations of the Company set forth in this Agreement in agreeing to serve the Company, which obligations are therefore irrevocable; and

WHEREAS,	in recognition of Indemnitee’s need for substantial protection against loss arising from the Indemnitee’s liability, including costs and expenses incurred by the Indemnitee due to his or her position as an Office Holder, in order to assure Indemnitee’s continued service to the Company in an effective manner and, in part, in order to provide Indemnitee with specific contractual assurance that the indemnification afforded by the Articles will be available to Indemnitee, the Company wishes to undertake in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent permitted by applicable law and as set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION.

1.1. The Company hereby undertakes to indemnify Indemnitee to the fullest extent permitted by applicable law and the Articles, as each may be amended from time to time, for any liability and expense specified in Sections 1.1.1 through 1.1.5 below, imposed on Indemnitee due to or in connection with an act performed by such Indemnitee, either prior to or after the date hereof, in Indemnitee’s capacity as an Office Holder, including, without limitation, as a director, officer, employee, agent, observer or fiduciary of the Company, any subsidiary thereof or any other corporation, collaboration, partnership, joint venture, trust or other enterprise, in which Indemnitee serves at any time at the request of the Company (the “Corporate Capacity”). The term “act performed in Indemnitee’s capacity as an Office Holder” shall include, without limitation, any act, omission, and failure to act and any other circumstances relating to or arising from Indemnitee’s service in a Corporate Capacity. Notwithstanding the foregoing, in the event that the Office Holder is the beneficiary of an indemnification undertaking provided by a subsidiary of the Company or any other entity, with respect to his or her Corporate Capacity with such subsidiary or entity, then the indemnification obligations of the Company hereunder with respect to such Corporate Capacity shall only apply to the extent that the indemnification by such subsidiary or other entity does not actually fully cover the indemnifiable liabilities and expenses relating thereto. The following shall be hereinafter referred to as “Indemnifiable Events”:

1.1.1. a financial liability imposed on Indemnitee in favor of another person by any court judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court;

1.1.2. reasonable Expenses (as defined below) expended by Indemnitee as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such Indemnitee as a result of such investigation or proceeding; and (2) no financial liability in lieu of a criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent (mens rea), or in connection with a financial sanction;

1.1.3. reasonable Expenses expended by Indemnitee or that were imposed on Indemnitee by a court in a proceeding filed against the Indemnitee by the Company or in its name or by any other person or in a criminal charge in respect of which the Indemnitee was acquitted or in a criminal charge in respect of which the Indemnitee was convicted for an offence that does not require proof of criminal intent (mens rea);

1.1.4. a financial liability imposed upon Indemnitee and reasonable Expenses expended by Indemnitee as a result of an administrative proceeding instituted against Indemnitee. Without derogating from the generality of the foregoing, such liability or Expense will include a payment which Indemnitee is obligated to make to an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968 – 5728 (the “Securities Law”) and Expenses that Indemnitee incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Securities Law; and

1.1.5. any other obligation, event, occurrence, matter or circumstance under any law with respect to which the Company may, or will be able to, indemnify the Indemnitee (including, without limitation in accordance with Section 50P of the Israeli Economic Competition Law, 5758-1988 (the “RTP Law”), if and to the extent applicable)

For the purpose of this Agreement, “Expenses” shall include, without limitation, attorneys’ fees and all other costs, expenses and obligations paid or incurred by Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim, action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation relating to any matter for which indemnification hereunder may be provided, and costs and expenses paid or incurred by Indemnitee in successfully enforcing this Agreement. Expenses shall be considered paid or incurred by Indemnitee at such time as Indemnitee is required to pay or incur such cost or expenses, including upon receipt of an invoice or payment demand. The Company shall pay the Expenses in accordance with the provisions of Section 1.3.

1.2. Notwithstanding anything herein to the contrary, the Company’s undertaking to indemnify the Indemnitee in advance under Section 1.1.1 shall only be with respect to events described in Exhibit A hereto. The Board of Directors of the Company (the “Board”) has determined that the categories of events listed in Exhibit A are likely to occur in light of the operations of the Company. The maximum amount of indemnification payable by the Company under Section 1.1.1 of this Agreement with respect to all persons with respect to whom the Company undertook to indemnify under agreements similar to this Agreement (the “Indemnifiable Persons”), for all events described in Exhibit A will be limited to an aggregate amount which shall not exceed 25% (twenty five percent) of the Company’s consolidated shareholders’ equity as is in accordance with the Company’s most recent consolidated annual financial statements, that existed as of the actual date of payment for the indemnification (the “Limit Amount”). In the event the indemnification amount the Company is required to pay to its Office Holders exceeds the Limit Amount (as existing at that time), the Limit Amount or its remaining balance will be allocated pro rata between the Officer Holders entitled to indemnification, in the manner that the amount of indemnification that each of the Officer Holders will actually receive will be calculated in accordance with the ratio between the amount each individual Officer Holder may be indemnified for, and the aggregate amount that all Officer Holders involved in the event may be indemnified for at the time of the indemnification. The Limit Amount payable by the Company as described in Exhibit A is deemed by the Company to be reasonable in light of the circumstances.

1.3. If so requested by Indemnitee, and subject to the Company’s repayment and reimbursement rights set forth in Sections 3 and 5 below, the Company shall pay amounts to cover Indemnitee’s Expenses with respect to which Indemnitee is entitled to be indemnified under Section 1.1 above, as and when incurred. The payments of such amounts shall be made by the Company directly to the Indemnitee’s legal and other advisors, as soon as practicable, but in any event no later than fifteen (15) days after written demand by such Indemnitee therefor to the Company, and any such payment shall be deemed to constitute indemnification hereunder. All amounts paid as indemnification hereunder shall be grossed up to cover any tax payment that Indemnitee may be required to make if the indemnification payments are taxable, subject to the Limit Amount. As part of the aforementioned undertaking, the Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court, governmental or administrative body, or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee’s assets.

1.4. The Company’s obligation to indemnify Indemnitee and advance Expenses in accordance with this Agreement shall be for such period as Indemnitee shall be subject to any actual, possible or threatened claim, action, suit, demand or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the Corporate Capacity as described in Section 1.1 above, whether or not Indemnitee is still serving in such position (the “Indemnification Period”).

1.5. The Company undertakes to give prompt written notice of the commencement of any claim hereunder to the insurers in accordance with the procedures set forth in each of the policies. The Company shall thereafter diligently take all actions reasonably necessary under the circumstances to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies. The above shall not derogate from Company’s authority to freely negotiate or reach any compromise with the insurer which is reasonable at the Company’s sole discretion provided that the Company shall act in good faith and in a diligent manner.

1.6. In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that Indemnitee is entitled to indemnification under this Agreement if Indemnitee has requested it, and the Company shall have the burden of proof to overcome that presumption in connection with the making of any determination contrary to that presumption.

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION.

Notwithstanding anything to the contrary in this Agreement, the Company shall not indemnify or advance Expenses to Indemnitee with respect to (i) any act, event or circumstance with respect to which it is prohibited to do so under applicable law, or (ii) a counter claim made by the Company or in its name in connection with a claim against the Company filed by the Indemnitee.

3.	REPAYMENT OF EXPENSES.

3.1. In the event that the Company provides or is required to provide indemnification with respect to Expenses hereunder and at any time thereafter the Company determines, based on advice from its legal counsel, that the Indemnitee was not entitled to such payments, the amounts so indemnified by the Company will be promptly repaid by Indemnitee, unless the Indemnitee disputes the Company’s determination, in which case the Indemnitee’s obligation to repay to the Company shall be postponed until such dispute is resolved by a court of competent jurisdiction in a final and non-appealable order.

3.2. Indemnitee’s obligation to repay the Company for any Expenses or other sums paid hereunder shall be deemed as a loan given to Indemnitee by the Company subject to the minimum interest rate prescribed by Section 3(9) of the Income Tax Ordinance [New Version], 1961, or any other legislation replacing it, which is not considered a taxable benefit.

4.	SUBROGATION.

In the event of payment under this Agreement, the Company shall be subrogated to all of the rights of recovery of Indemnitee with respect to such payment, and the Indemnitee shall execute all documents required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

5.	REIMBURSEMENT.

The Company shall not be liable under this Agreement to make any payment in connection with any Indemnifiable Event to the extent Indemnitee has otherwise actually received payment under any insurance policy or otherwise (without any obligation of Indemnitee to repay any such amount) of the amounts otherwise indemnifiable hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified Indemnitee for such liability or Expense shall be repaid to the Company as soon as practical upon receipt by Indemnitee, in accordance with the terms set forth in Section 3.2.

The Company hereby acknowledges that the Indemnitee has now or may have in the future certain rights to indemnification, advancement of Expenses and/or insurance provided by third parties (other than those that the Company has provided to the Indemnitee by virtue of his/her position in a subsidiary of the Company or other entity as detailed in Section 1.1 above) (the “Third Party Indemnitor”), and the Company hereby agrees (i) that the Company is the indemnitor of first resort (i.e., its obligations to the Indemnitee are primary and any obligation of any Third Party Indemnitor to advance Expenses or to provide indemnification for the same Expenses or liabilities incurred by the Indemnitee are secondary), and (ii) it shall be required to advance the full amount of Expenses incurred by the Indemnitee and shall be liable for the full amount of all Expenses, judgments, penalties, fines and amounts paid in settlement to the fullest extent legally permitted and as required by the terms of this Agreement and/or the Articles (or any other agreement in effect between the Company and the Indemnitee), without regard to any rights the Indemnitee may have against the Third Party Indemnitors.

6.	EFFECTIVENESS.

The Company represents and warrants that this Agreement is valid, binding and enforceable in accordance with its terms and was duly adopted and approved by the Company and shall be in full force and effect immediately upon its execution and shall continue to be in full force for the duration of the Indemnification Period.

7.	NOTIFICATION AND DEFENSE OF CLAIM.

Indemnitee shall notify the Company of the commencement of any action, suit or proceeding, and of the receipt of any notice or threat that any such legal proceeding has been or shall or may be initiated against Indemnitee (including any proceedings by or against the Company and any subsidiary thereof), promptly upon Indemnitee first becoming so aware; but the omission to so notify the Company will not relieve the Company from any liability which it may have to Indemnitee under this Agreement unless and to the extent that such failure to provide notice materially and adversely impacts the Company’s ability to defend such action. Notice to the Company shall be directed to the Chief Executive Officer or Chief Financial Officer of the Company at the address shown in the preamble to this Agreement (or such other address as the Company shall designate in writing to Indemnitee). With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without derogating from Sections 1.1 and 2:

7.1. The Company will be entitled to participate therein at its own expense.

7.2. Except as otherwise provided below, the Company, alone or jointly with any other indemnifying party similarly notified, will be entitled to assume the defense thereof, with counsel selected by the Company. Indemnitee shall have the right to employ his or her own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of Indemnitee, unless: (i) the employment of counsel by Indemnitee has been authorized in writing by the Company; (ii) the Company shall have, in good faith, reasonably concluded that there may be a conflict of interest under the law and rules of attorney professional conduct applicable to such claim between the Company and Indemnitee in the conduct of the defense of such action; or (iii) the Company has not in fact employed counsel to assume the defense of such action within reasonable time, in which cases the reasonable fees and Expenses of Indemnitee’s counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which the Company shall have reached the conclusion specified in (ii) above.

7.3. The Company shall not be liable to indemnify Indemnitee under this Agreement for any amounts or Expenses paid in connection with a settlement of any action, claim or otherwise, effected without the Company’s prior written consent, where the Company will not withhold its consent for unreasonable reasons.

7.4. The Company shall have the right to conduct the defense as it sees fit in its sole discretion (provided that the Company shall conduct the defense in good faith and in a diligent manner and that the Company and its counsel shall keep the Indemnitee reasonably notified on a regular basis of all events in the action), including the right to settle or compromise any claim or to consent to the entry of any judgment against Indemnitee without the consent of the Indemnitee, provided that, the amount of such settlement, compromise or judgment does not exceed the Limit Amount (taking into account amounts already expended by the Company under the Limit amount (if applicable) and is fully indemnifiable pursuant to this Agreement (subject to Section 1.2 of this Agreement), and any such settlement, compromise or judgment does not impose any penalty or limitation on Indemnitee without the Indemnitee’s prior written consent. The Indemnitee’s consent shall not be required if the settlement includes a complete release of Indemnitee, does not contain any admission of wrong-doing by Indemnitee, and includes monetary sanctions only as provided above. In the case of criminal proceedings, the Company and/or its legal counsel will not have the right to plead guilty or agree to a plea-bargain in the Indemnitee’s name without the Indemnitee’s prior written consent. Neither the Company nor Indemnitee will unreasonably withhold or delay its consent to any proposed settlement.

7.5. Indemnitee shall fully cooperate with the Company and shall give the Company all information and access to documents, files and to his or her advisors and representatives as shall be within Indemnitee’s power, in every reasonable way as may be required by the Company with respect to any claim that is the subject matter of this Agreement and in the defense of other claims asserted against the Company (other than claims asserted by Indemnitee), provided that the Company shall cover all expenses, costs and fees incidental thereto such that the Indemnitee will not be required to pay or bear such expenses, costs and fees.

7.6. Indemnitee shall not be permitted to admit and/or assume any responsibility for any matter for which the Indemnitee is entitled to indemnification pursuant with this Agreement without the Company’s consent thereto, such consent not to be unreasonably withheld.

8.	NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights Indemnitee may have under the Articles, applicable law or otherwise, and to the extent that during the Indemnification Period the indemnification rights of the then serving Indemnitees are more favorable to such Indemnitees than the indemnification rights provided under this Agreement, Indemnitee shall be entitled to the full benefits of such more favorable indemnification rights to the extent permitted by law.

9.	PARTIAL INDEMNIFICATION.

If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the Expenses, judgments, fines or penalties actually or reasonably incurred by Indemnitee in connection with any proceedings, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such Expenses, judgments, fines or penalties to which Indemnitee is entitled under any provision of this Agreement. Subject to the provisions of Section 5 above, any amount received by Indemnitee (under any insurance policy or otherwise) shall not reduce the Limit Amount hereunder and shall not derogate from the Company’s obligation to indemnify the Indemnitee in accordance with the provisions of this Agreement up to the Limit Amount, as set forth in Section 1.2.

10.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns and their respective heirs, personal representatives, executors and administrators. This Agreement shall continue in effect during the Indemnification Period regardless of whether Indemnitee continues to serve in a Corporate Capacity.

11.	SEVERABILITY.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

12.	NOTICE.

All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses shown in the preamble to this Agreement, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or an electronic facsimile or email, one business day after the date of transmission if confirmation of receipt is received, (iii) in the case of a reputable overnight courier, three business days after deposit with such reputable overnight courier service, and (iv) in the case of mailing, on the seventh business day following that on which the mail containing such communication is posted.

13.	GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the conflicts of law provisions of those laws. The Company and Indemnitee each hereby irrevocably consent to the exclusive jurisdiction and venue of the courts of Tel Aviv, Israel for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement.

14.	ENTIRE AGREEMENT AND TERMINATION.

This Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement. For the avoidance of doubt, it is hereby clarified that nothing contained herein derogates from the Company’s right in its sole discretion, subject to applicable law and the Articles, to indemnify Indemnitee post factum for any amounts the Indemnitee may be obligated to pay.

15.	NO MODIFICATION AND NO WAIVER.

No supplement, modification or amendment, termination or cancellation of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing. The Company hereby undertakes not to amend its Articles in a manner that will adversely affect the provisions of this Agreement.

16.	ASSIGNMENTS; NO THIRD PARTY RIGHTS.

Neither party hereto may assign any of its rights or obligations hereunder except with the express prior written consent of the other party. Nothing herein shall be deemed to create or imply an obligation for the benefit of a third party. Without limitation of the foregoing, nothing herein shall be deemed to create any right of any insurer that provides directors’ and officers’ liability insurance, to claim, on behalf of Indemnitee, any rights hereunder.

17.	INTERPRETATION; DEFINITIONS.

The obligations of the Company as provided hereunder shall be interpreted broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended. Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein”, “hereof” and “hereunder” and words of similar import refer to this Agreement in its entirety and not to any part hereof; all references herein to Sections or clauses shall be deemed references to Sections or clauses of this Agreement; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any supranational, national, federal, state, local, or foreign statute or law and all rules and regulations promulgated thereunder; any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; reference to month or year means according to the Gregorian calendar; reference to a “company”, “corporate body” or “entity” shall include a, partnership, firm, company, corporation, limited liability company, association, joint venture, trust, unincorporated organization, estate, or a government municipality or any political, governmental, regulatory or similar agency or body, and reference to a “person” shall mean any of the foregoing or a natural person.

18.	COUNTERPARTS.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument; it being understood that parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties, each acting under due and proper authority, have executed this Agreement as of the date first mentioned above, in one or more counterparts.

CollPlant Biotechnologies Ltd.

By:
Name:
Title:

Indemnitee:

By:
Name:

EXHIBIT A*

1.	Claims in connection with employment relationships with and/or by employees or consultants of the Company, and in connection with business relations between the Company and its employees, independent contractors, customers, suppliers, partners, clients and various service providers, including any third party with whom the Company maintains any kind of business and including in connection with maintaining negotiations with any aforementioned parties.

2.	Negotiations, execution, delivery and performance of agreements of any kind or nature, anti-competitive acts, restrictive trade practices or monopolies, acts of commercial wrongdoing, approval of corporate actions including the approval of and recommendation or information provided to shareholders with respect to corporate actions, the approval of the acts of the Company’s management, their guidance and their supervision, actions concerning the approval of transactions with Office Holders or shareholders, including controlling persons, intercompany transactions, actions pursuant to or in accordance with the policies and procedures of the Company (whether or not such policies and procedures are published) and claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care or any other applicable standard with respect to the Company’s business.

3.	Violation, infringement, misappropriation, dilution and other misuse of copyrights, patents, designs, trade secrets and any other intellectual property rights, acts in connection with the registration, assertion or protection of rights to intellectual property and the defense of claims related to intellectual property, breach of confidentiality obligations, acts in regard of invasion of privacy including with respect to databases or personal information, acts in connection with slander and defamation, and claims in connection with publishing or providing any information, including any filings with any governmental authorities, whether or not required under any applicable laws.

4.	Violations of securities laws of any jurisdiction, including without limitation, claims under the U.S. Securities Act of 1933, as amended from time to time, or the U.S. Exchange Act of 1934, as amended from time to time, or under the Israeli Securities Law, as amended from time to time, fraudulent disclosure claims, failure to comply with any securities authority or any stock exchange disclosure or other rules, including non-disclosure or failure to provide any type of information within the timeframe required for that purpose by law, or in connection with misstatement or defective disclosure of the said information to third parties, including to holders of securities of the Company, or to holders of securities by force, including in anything related to insurance, allotment, distribution, acquisition, possession or relationship to the Company’s securities or any other activity of investment that involves or that is affected by the Company’s securities, and any other claims relating to relationships with investors, debt holders, shareholders, holders of any other equity or debt instrument of the Company and the investment community and any claims related to the Sarbanes-Oxley Act of 2002, as amended from time to time; claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards lenders or creditors or debt holders of the Company, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction; actions taken in connection with the issuance, purchase, holding or disposition of any type of securities of Company, including, without limitation, the grant of options, warrants or other rights to purchase any of the same or any offering of the Company’s securities to private investors or to the public, and listing of such securities, or the offer by the Company to purchase securities from the public or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering, listing or offer or to the Company’s status as a public company or as an issuer of securities, including any claim and demand on behalf of holders of securities of the Company, including future security holders in the Company (including shares) or the Company’s creditors, for violation of company laws, securities laws or any other law that grants them a cause of action.

5.	Liabilities arising in connection with development of any products, technologies or services developed, distributed, rendered, sold, provided, licensed or marketed by the Company, and any actions or omission in connection with the distribution, provision, sale, marketing, license or use of such products, technologies or services, including without limitation in connection with professional liability and product liability claims.

6.	The offering of securities by the Company to the public, including the offering of securities by a shareholder in connection with a secondary offering.

7.	The offering of securities by the Company to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tender offers, including actions relating to delivery of opinions in relation to any of the foregoing, and including any claim or demand in relation to the opinion of the Company’s Board to offerees in an offer, regarding the feasibility of a special acquisition offer in accordance with Section 329 of the Companies Law, or avoidance from giving such an opinion as said, and/or other proceedings.

8.	Events in connection with change in ownership or in the structure of the Company, its restructuring, reorganization, dissolution, winding up, any other arrangements concerning creditors rights or any decision concerning any of the foregoing, including but not limited to, merger, sale or acquisition of assets, division, spin off, divestiture, change in capital.

9.	Any claim or request submitted in connection with an appointment or application for appointment of a receiver over the assets of the Company and/or subsidiaries and/or related companies thereof or any part of their assets and/or an application for winding-up filed against the Company and/or subsidiaries and/or related companies thereof and/or any proceeding for the purpose of settlement or arrangement with creditors of the Company and/or subsidiaries and/or related companies of the Company.

10.	Any claim or demand made in connection with any transaction, whether or not in the ordinary course of business of the Company, including the sale, lease or purchase of, or the receipt or any grant of any rights with respect to, any assets or business, including intellectual property.

11.	Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on its behalf, including, without limitation, failure to make proper safety arrangements for the Company or its employees and liabilities arising from any accidental or continuous damage or harm to the Company’s employees, its contractors, its guests and visitors as a result of an accidental or continuous event, or employment conditions, permanent or temporary, in the Company’s offices.

12.	Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, county, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

13.	Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement.

14.	Participation and/or non-participation at the Company’s Board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s Board meetings, including, in each case, any committee thereof.

15.	Review and approval of the Company’s financial statements and any specific items or matters within, including any action, consent or approval related to or arising from the foregoing, including, without limitations, execution of certificates for the benefit of third parties related to the financial statements.

16.	Violation of laws, rules or regulations requiring the Company to obtain regulatory and governmental licenses, permits and authorizations (including without limitation relating to export, import, encryption, antitrust or competition authorities) or laws related to any governmental grants in any jurisdiction.

17.	Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or the purchase and sale of assets, including the purchase or sale of companies and/or businesses, and/or investment in corporate or other entities and/or investments in traded securities and/or any other form of investment, including any claim or demand submitted in connection with sale, acquisition or holding of tradable securities for or on behalf of the Company.

18.	Liabilities arising out of advertising, including misrepresentations regarding the Company’s products, technologies or services, whether under development or commercially available, and unlawful distribution of emails.

19.	An announcement or statement, including a position taken or an opinion or representation made in good faith by the Office Holder in the course of his duties or in conjunction with his duties, whether in public or in private, including during a meeting of the Board of the Company or any of the committees thereof and including expression of a position or an opinion in voting in the general meetings of corporations and/or other organs of corporations that was made by the officer within his position in the Company.

20.	All actions in connection with performance of an insurance-related transaction or actions that resulted in failure to engage in adequate insurance arrangements, including engagement with reinsurers and/or agents and/or insurers and/or insureds and/or other customers.

21.	Management of the Company’s bank accounts, including money management, foreign currency deposits, securities, loans and credit facilities, credit cards, bank guarantees, letters of credit, consultation agreements concerning investments including with portfolio managers, hedging transactions, options, futures, and the like.

22.	Any action or decision in relation to protection of work safety and/or working conditions, including with respect to provisions of the law, procedures or standards as applicable in or outside of Israel with relating to protection of work safety, pertaining, inter alia, to contamination, health protection, production processes, distribution, use, treatment, storage and transportation of certain materials, including in connection with corporal damage, property and environmental damages.

23.

Any administrative, public or judicial action, judgments, claims, requests, letters of claim, directions, arguments, charges, attachments, inquiry proceedings, or notice on incompliance or breaches on behalf of a government authority or other entities that argue for potential liability or responsibility (including for expenses in connection with enforcement, inquiries, responses by government authorities, cleaning, elimination or repair of damage caused to natural resources, damage to the land, bodily damage or fines or contributions, indemnification, convalescence payments, compensation) as a result thereof, in or outside Israel, that are based upon or related to:

(a) Release of a liquid, emission, leak, flooding, spill, elimination, secretion, filtration or migration on and/or under and/or above the ground (hereinafter jointly: “Pollution”) or risk of pollution or exposure to any type of hazardous, poisonous, explosive or radioactive material or other materials in respect of which there is an obligation to regulate them in accordance with environmental laws in any premises that are owned, operated, leased or managed by the Company.

(b) Circumstances that give rise to any type of violation of environmental laws, environmental licenses, permits or additional permits that are required in accordance with environmental laws.

24.	Any liability arising under any administrative, regulatory, judicial or civil actions orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation of Section 50P of the RTP Law.

25.	All actions, consents and approvals relating to a distribution of dividends, in cash or otherwise, or to any other “distribution” as such term is defined under the Companies Law and/or repurchase of shares or returns of capital of the Company.

26.	Any administrative, regulatory, judicial, civil or criminal, actions orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance, violation or breaches alleging potential responsibility, liability, loss or damage (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, property damage or penalties, or for contribution, indemnification, cost recovery, compensation or injunctive relief), whether alleged or claimed by customers, consumers, regulators, shareholders or others, arising out of, based on or related to: (a) cyber security, cyber-attacks, data loss or breaches, unauthorized access to databases and use or disclosure of information contained therein, not preventing or detecting the breach or failing to otherwise disclose or respond to the breach; (b) circumstances forming the basis of any violation of any law, permit, license, registration or other authorization required under applicable law governing data security, data protection, network security, information systems, privacy or any cyber environment (including, users, networks, devices, software, processes, information systems, databases, information in storage or transit, applications, services, and systems that can be connected directly or indirectly to networks); (c) failure to implement a reporting system or control, or failure to monitor or oversee the operation of such a system; (d) data destruction, extortion, theft, hacking, and denial of service attacks; losses or liabilities to others caused by errors and omissions, failure to safeguard data or defamation; or (e) security-audit, post-incident public relations and investigative expenses, criminal reward funds, data breach/privacy crisis management (including, management of an incident, investigation, remediation, data subject notification, call management, credit checking for data subjects, legal costs, court attendance and regulatory fines), extortion liability (including, losses due to a threat of extortion, professional fees related to dealing with the extortion), or network security liability (including, losses as a result of denial of access, costs related to data on third-parties and costs related to the theft of data on third-party systems).

27.	Resolutions and/or actions relating to the operations and management of the Company’s and/or of any enterprises and/or affiliated companies.

28.	Resolutions and/or actions relating to the approval of transaction with directors and officers of the Company and with holders of controlling interests in the Company.

29.	Any claim or request referring to resolutions or activities of the Company or officer therein as part of his position in the Company, after the appropriate inspections and consultations in respect whereof were carried out and in connection with the type of the resolution or activities as said, including resolutions that were made in the Board or committees thereof.

30.	Aggregate Limit Amount for all events together.

* Any reference in this Exhibit A to the Company shall include the Company and any entity in which the Indemnitee serves in a Corporate Capacity.

Exhibit B

AMENDED AND RESTATED COMPENSATION POLICY

COLLPLANT HOLDINGS LTD.

Compensation Policy for Executive Officers and Directors

As Adopted by the Shareholders on May 2, 2022, and as Amended on _______, 2023

B-i

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of CollPlant Holdings Ltd. (“CollPlant” or the “Company”), in accordance with the requirements of the Companies Law of 1999 (the “Companies Law”).

Compensation is a key component of CollPlant’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance CollPlant’s value and otherwise assist CollPlant to reach its business and financial long term goals. Accordingly, the structure of this Policy was established to tie the compensation of each officer to CollPlant’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, CollPlant’s directors; and “Directors” shall mean the CollPlant’s directors, as shall be from time to time, including the Chairperson of the Board (the “Chairperson”), unless otherwise expressly indicated herein.

This Compensation Policy shall serve as CollPlant’s Compensation Policy for three (3) years, commencing as of its adoption.

The Compensation Committee and the Board of Directors of CollPlant (the “Compensation Committee” and “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

CollPlant’s objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel who will provide leadership for CollPlant’s success and enhance shareholder value, while supporting a performance culture that is based on merit, and rewards excellent performance in the long term, while recognizing CollPlant’s core values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of its Directors and Executive Officers with those of CollPlant’s shareholders in order to enhance shareholder value;

2.2.	To provide the Executive Officers with a structured compensation package, putting the emphasis on a proper balance between the fixed components, i.e., the base salaries and benefits, and the variable compensation, such as bonuses and equity-based compensation in order to minimize potential conflicts between the interests of Executive Officers and those of CollPlant’s shareholders;

2.3.	To strengthen the retention and the motivation of Executive Officers in the long term.

3.	Compensation structure and instruments

Compensation instruments under this Compensation Policy may include the following:

●	Base salary;

●	Benefits;

●	Cash bonuses;

●	Equity based compensation; and

●	Retirement and termination of service arrangements.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet CollPlant’s short- and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

The total Variable Compensation of each Executive Officer (as well as the Chairperson) shall not exceed 90% of the total compensation package of such Executive Officer on an annual basis. The Compensation Committee and Board believe that such rate expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.

5.	Intra-Company Compensation Ratio

In the process of drafting this Policy, CollPlant’s Board and Compensation Committee have examined the ratio between employer cost, as such term is defined in the Companies Law, associated with the engagement of the Executive Officers and the average and median employer cost associated with the engagement of the other employees of CollPlant (the “Ratio”). The Compensation Committee and Board believe that the current Ratio does not adversely impact the work environment in CollPlant.

B. Base Salary and Benefits

6.	Base Salary

6.1.	The base salary varies between Executive Officers (among themselves) and is individually determined by the Compensation Committee and the Board (unless other approvals are required under any applicable law) according to the educational background, prior vocational experience, qualifications, role, business responsibilities, past performance and previous compensation arrangements of such Executive Officer.

6.2.	The maximum monthly base salary for each of the following roles shall be as follows:

●	Chairperson – up to $16,000 for a 20% position.

●	Chief Executive Officer (“CEO”) – up to ILS 120,000 for a full-time position.

●	Deputy CEO - up to ILS 95,000 for a full-time position.

●	Executive Officer who is not a Director, a CEO or a Deputy CEO – up to ILS 70,000 for a full-time position.

Such amounts may be linked to increases in the Israeli Consumer Price Index or to increases in the representative rate of exchange of the US dollar, as the case may be.

7.	Benefits

7.1.	In addition to the base salary, the following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

●	Vacation days in accordance with market practice and applicable law, including redemption thereof;

●	Sick days in accordance with market practice and applicable law;

●	Convalescence pay according to applicable law;

●	Monthly remuneration for a study fund, as allowed by applicable tax law and with reference to CollPlant’s practice and common market practice;

●	Contribution by CollPlant on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable tax law and with reference to CollPlant’s policies and procedures and common market practice; and

●	Contribution by CollPlant on behalf of the Executive Officer towards work disability insurance, as allowed by applicable tax law and with reference to CollPlant’s policies and procedures and common market practice.

7.2.	CollPlant may offer additional benefits to its Executive Officers, including but not limited to: communication, company car and travel benefits, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., including their gross up.

7.3.	CollPlant may reimburse its Executive Officers for reasonable work-related expenses incurred as part of their activities, including without limitation, meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses. CollPlant may provide advance payments to its Executive Officers in connection with work-related expenses.

7.4.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

8.	Signing Bonus

At the Compensation Committee’s and Board’s discretion, CollPlant may grant to a newly recruited Executive Officer a signing bonus. The signing bonus shall not exceed two (2) months of the base salary of such Executive Officer.

C. Cash Bonuses

9.	Annual Bonuses

9.1.	The Compensation Committee and Board may decide to grant annual bonuses to the Executive Officers.

9.2.	The annual bonus to the CEO will be based mainly (at least 75%) on measurable criteria, as detailed below, and, with respect to its less significant part (up to 25%) shall be determined at the Compensation Committee’s and Board’s discretion, subject to any additional approval as may be required by the Companies Law and provided that the annual bonus does not exceed the ceiling specified in section 9.4 below. The measurable criteria and their relative weight shall be determined by the Compensation Committee and the Board in respect of each calendar year. These measurable criteria will include, inter alia, objectives relating to compliance with the Company’s work plans and with various budget objectives, including, inter alia, compliance with objectives relating to revenues, expenses, investments, etc., meeting various financial objectives, such as objectives relating to the annual profit (net profit, pre-tax profit, etc.) and the Company’s EBITDA, objectives relating to the recruitment and development of professional personnel, objectives relating to raising funds, debt, etc., objectives relating to the Company’s business operations and the Company’s operations as a company traded on NASDAQ, and objectives relating to the realization of the Company’s assets.

9.3.	The Company may also grant, subject to the approval of the Compensation Committee and the Board, an annual bonus to its Executive Officers (other than the CEO) for their contribution to the Company. Such grants may be based in whole or in part on discretion, provided that they do not exceed the ceiling specified in section 9.4 below.

9.4.	The annual bonus that may be paid to the Executive Officers for any fiscal year shall not exceed eight (8) months of base salary to the CEO, six (6) months of base salary to the Deputy CEO and four (4) months of base salary to any other Executive Officer (excluding the CEO and the Deputy CEO).

9.5.	The Board, following the recommendation of the Compensation Committee, shall be entitled to decrease the annual bonus to be paid to the Executive Officers based on measurable criteria (if such criteria were determined) by 20% taking into account the Company’s liquidity and overall financial condition.

10.	Special Bonuses

10.1.	In addition to the annual bonus, the CEO will be entitled to a special bonus, as follows:

10.1.1.	If CollPlant engages in a commercial transaction (such as joint development agreement, license agreement etc.) in a total scope of at least $50 million (which could be subject to the satisfaction of certain milestones that the Board deems to be reasonable at the time of engagement) that includes a down-payment of at least $5 million in cash - the CEO will be entitled to a bonus of up to ten (10) months of base salary;

10.1.2.	If CollPlant engages in a commercial transaction (such as joint development agreement, license agreement etc.) in a total scope of at least $100 million (which could be subject to the satisfaction of certain milestones that the Board deems to be reasonable at the time of engagement) that includes a down-payment of at least $10 million in cash, the CEO will be entitled to a bonus of up to 3% of such down-payment.

10.1.3.	If CollPlant engages in a transaction in which it sells one or more of its business activities (such as, medical aesthetics, wound care or orthopedics’ businesses), the CEO will be entitled to a bonus of up to 1% of the immediate proceeds (by cash, securities or otherwise) from the transaction received on the day of closing.

10.2.	CollPlant may also grant its Executive Officers (other than the CEO) a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or, regarding the Executive Officers, special recognition in case of retirement) at the discretion of the Compensation Committee and Board which shall not exceed eight (8) months of base salary for any fiscal year for the Deputy CEO and three (3) months of base salary for other Executive Officers (excluding the CEO and Deputy CEO).

11.	Payment Provisions

11.1.	Should the employment or service of any Executive Officer terminate by the Company prior to the end of a fiscal year, CollPlant may pay the Executive Officer his or her pro rata share of that fiscal year’s bonus, based on the period such Executive Officer was employed by the Company;

11.2.	The actual payment of bonuses to any Executive Officer shall be subject to CollPlant having sufficient cash to maintain its business for at least 6 months from the date of such actual payment. If there is no sufficient cash at the date of the actual payment, then the actual payment will be deferred until such time as when the cash will be sufficient.

12.	Compensation Recovery (“Clawback”)

The Company has adopted a Clawback Policy intended to comply with the requirements of the Companies Law, Section 10D of the Securities Exchange Act of 1934 and clawback-related listing standards of the Nasdaq Stock Market, that shall apply to its Executive Officers and Directors, as attached hereto as Exhibit A.

~~12.1.~~	~~In the event of an accounting restatement, CollPlant shall be entitled to recover from its Executive Officers the bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by CollPlant prior to the third anniversary of fiscal year end of the restated financial statements.~~

~~12.2.~~	~~Notwithstanding the aforesaid, subject to compliance with applicable law, the compensation recovery will not be triggered in the following events:~~

~~●~~	~~The financial restatement is required due to changes in the applicable financial reporting standards; or~~

~~●~~	~~The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient; or~~

~~●~~	~~The amount to be paid under the Clawback proceedings is less than 10% of the relevant bonus received by the Executive Officer.~~

~~12.3.~~	~~Nothing in this Section 12 limits CollPlant’s obligation to comply with any “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.~~

D. Equity-Based Compensation

13.	General and Objectives

13.1.	The Compensation Committee and Board may grant from time-to-time equity-based compensation which will be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer. Equity-based compensation may also be awarded to the Directors, subject to the provisions of the Companies Law and the regulations thereunder and the receipt of all additional approvals that may be required under the Companies Law.

13.2.	The main objectives of the equity-based compensation are to enhance the alignment between the Executive Officers’ and Directors’ interests with the long-term interests of CollPlant and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

13.3.	The equity-based compensation offered by CollPlant is intended to be in a form of share options, restricted shares and/or other equity-based awards, such as RSUs, in accordance with the Company’s incentive plan in place as may be updated from time to time.

14.	Fair Market Value

The annual fair market value of the equity-based compensation for each Executive Officer shall not exceed the annual gross base salary of such Executive Officer and for each Director shall not exceed USD $150,000, and for the Chairperson shall not exceed USD $500,000. For that purpose, the annual fair market value shall be determined according to acceptable valuation practices at the time of grant divided equally among the number of vesting years.

15.	Additional Terms

15.1.	Subject to any applicable law, CollPlant may determine, at the Compensation Committee’s and the Board’s discretion, the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Executive Officers and Directors.

15.2.	All equity-based incentives granted to Executive Officers and Directors shall be subject to vesting periods in order to promote long-term retention of such recipients. Unless otherwise determined in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers shall vest gradually over a period of at least four years.

15.3.	The vesting of Options may be accelerated upon change of control or creation of control (see also section 21 below), and shall be accelerated upon an M&A transaction.

15.4.	All other terms of the equity awards shall be in accordance with CollPlant’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s or Director’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

15.5.	The Compensation Committee and Board may change, at its discretion, any term of awards already granted should such awards be “out of the money” (“repricing”), subject to any additional approval as may be required by the Companies Law and applicable securities laws, provided that the new exercise price shall be determined based on the average of the closing price of the Company’s shares during 30-day preceding the Board’s decision on the repricing.

E. Retirement and Termination of Service Arrangements

16.	Advanced Notice Period

16.1.	CollPlant may provide each Executive Officer, according to his or her seniority in the Company, his or her contribution to the Company’s goals and achievements and the circumstances of retirement, a prior notice of termination of up to three (3) months, except for the CEO whose prior notice may be of up to six (6) months. During such advance notice period, the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his or her options, restricted shares or RSUs.

16.2.	CollPlant may waive the Executive Officer’s services to the Company during the advance notice period and pay the amount payable in lieu of notice, plus the value of benefits.

17.	Additional Retirement and Termination Benefits

CollPlant may provide additional retirement and termination benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

F. Exemption, Indemnification and Insurance

18.	Exemption

CollPlant may exempt in advance and retroactively its Directors and Executive Officers from any liability to the Company, in whole or in part, for damages in consequence of his or her duty of care vis-a-vis the Company, to the fullest extent permitted by applicable law and subject to the provisions of the Company’s articles of association.

19.	Indemnification

CollPlant may indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Director or the Executive Officer, as provided in the Indemnity Agreement between such individuals and CollPlant, all subject to applicable law and the Company’s articles of association.

20.	Insurance

20.1.	CollPlant will provide “Directors’ and Officers’ Liability Insurance” (the “Insurance Policy”) for its Directors and Executive Officers, either claims-made, run-off, or otherwise, as well as coverage for public offerings of securities. The limit of liability of the insurer shall not exceed the greater of $25 million per incident and insurance period (for a one-year period) in addition to reasonable litigation expenses.

20.2.	The purchase of each Insurance Policy shall be approved by the Compensation Committee (and, if required by law applicable, by the Board) which shall determine that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change/Creation of Control

21.	The following benefits may be granted to the Directors and/or Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon a “Change of Control” or creation of control following which the employment or service of the Executive Officer or the Director is terminated or adversely adjusted in a material way:

21.1.	Vesting acceleration of outstanding equity-based compensation.

21.2.	Extension of the exercise period of equity-based compensation for a period of up to 2 years following the date of termination of employment or service.

21.3.	For Executive Officers only - a cash bonus not to exceed, together with the annual cash bonus, up to eighteen (18) monthly base salaries, in the case of the CEO, and twelve (12) monthly base salaries, in the case of other Executive Officers (excluding the CEO).

H. Board of Directors Compensation

22.	All the Directors, excluding the Chairperson, shall be entitled to equal annual and per-meeting compensation.

23.	The compensation of the Directors (including external Directors, to the extent applicable, and independent Directors, but excluding the Chairperson) shall be by way of a relative compensation as permitted in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000 (“Compensation of Directors Regulations”) in a manner that all Directors, other than the Chairperson shall be entitled to an annual fee of up to $25,000 and a per meeting participation fee of up to $800, together with applicable value added tax.

24.	Directors may be granted equity-based compensation in accordance with the principles detailed in this Policy, and subject to the provisions of the Companies Law and the regulations thereunder.

25.	Directors shall be entitled to reimbursement of work-related expenses, including meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses. CollPlant may provide advance payments to its Directors in connection with work-related expenses.

26.	The Company is allowed to retain the professional services of any Director, subject to any approval that may be required by the Companies Law.

I. Miscellaneous

27.	This Policy is designed solely for the benefit of CollPlant. Nothing in this Compensation Policy shall be deemed to grant any of CollPlant’s Executive Officers, Directors or employees or any third party any right or privilege in connection with their employment or service by the Company. Such rights and privileges shall be governed by the respective personal employment agreements or service agreements.

28.	This Policy is subject to applicable law and is not intended and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s articles of association.

29.	This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Executive Officers or Directors as such may exist prior to the approval of this Compensation Policy.

30.	In the event of amendments made to the Companies Law or any regulations promulgated thereunder providing relief in connection with CollPlant’s compensation to its Executive Officers and Directors, CollPlant may elect to act pursuant to such relief without regard to any contradiction with this Policy.

31.	The Compensation Committee and Board may determine that none or only part of the payments, benefits and perquisites shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

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COLLPLANT BIOTECHNOLOGIES LTD.

Clawback Policy

I.	Purpose

This Clawback Policy describes the circumstances under which Covered Persons of CollPlant Biotechnologies Ltd. and any of its direct or indirect subsidiaries (the “Company”) will be required to repay or return Erroneously-Awarded Compensation to the Company.

This Policy and any terms used in this Policy shall be construed in accordance with the clawback-related listing standards proposed by the Nasdaq Stock Market (the “Nasdaq Clawback Rules”), as well as the provisions of the Israeli Companies Law of 1999 (the “Companies Law”).

II.	Definitions

For purposes of this Policy, the following capitalized terms shall have the meaning set forth below:

(a)	“Accounting Restatement” shall mean an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements (a “Big R” restatement), or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were not corrected the current period or left uncorrected in the current period (a “little r” restatement).

(b)	“Board” shall mean the Board of Directors of the Company.

(c)	“Clawback-Eligible Incentive Compensation” shall mean, in connection with an Accounting Restatement, any Incentive-Based Compensation Received by a Covered Person (regardless of whether such Covered Person was serving at the time that Erroneously-Awarded Compensation is required to be repaid) (i) on or after the Nasdaq Effective Date, (ii) after beginning service as a Covered Person, (iii) while the Company has a class of securities listed on a national securities exchange or national securities association and (iv) during the Clawback Period.

(d)	“Clawback Period” shall mean, with respect to any Accounting Restatement, the three completed fiscal years immediately preceding the Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

(e)	“Committee” shall mean the Compensation Committee of the Board.

(f)	“Covered Person” shall mean any person who is, or was at any time, during the Clawback Period, an Executive Officer of the Company. For the avoidance of doubt, Covered Person may include a former Executive Officer that left the Company, retired or transitioned to an employee role (including after serving as an Executive Officer in an interim capacity) during the Clawback Period.

(g)	“Erroneously-Awarded Compensation” shall mean the amount of Clawback-Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts. This amount must be computed without regard to any taxes paid.

(h)	“Executive Officer” shall mean (i) the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, (ii) or any other person (including an officer of the Company’s parent(s) or subsidiaries) who performs similar policy-making functions for the Company, or (iii) an “Officer” within the meaning set forth in the Companies Law. For the sake of clarity, at a minimum, all persons who would be executive officers pursuant to Rule 401(b) under Regulation S-K shall be deemed “Executive Officers”.

(i)	“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. For purposes of this Policy, Financial Reporting Measures shall include stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return).

(j)	“Incentive-Based Compensation” shall have the meaning set forth in Section III below.

(k)	“Nasdaq” shall mean The Nasdaq Stock Market.

(l)	“Nasdaq Effective Date” shall mean the day on which the Nasdaq Clawback Rules will become effective.

(m)	“Policy” shall mean this Clawback Policy, as the same may be amended and/or restated from time to time.

(n)	“Received” shall mean Incentive-Based Compensation received, or deemed to be received, in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation is attained, even if the payment or grant occurs after the fiscal period.

(o)	“Repayment Agreement” shall have the meaning set forth in Section V below.

(p)	“Restatement Date” shall mean the earlier of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date that a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

(q)	“SARs” shall mean stock appreciation rights.

(r)	“SEC” shall mean the U.S. Securities and Exchange Commission.

III.	Incentive-Based Compensation

“Incentive-Based Compensation” shall mean any compensation that is granted, earned or vested wholly or in part upon the attainment of a Financial Reporting Measure.

For purposes of this Policy, specific examples of Incentive-Based Compensation include, but are not limited to:

●	Non-equity incentive plan awards that are earned based, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;

●	Bonuses paid from a “bonus pool,” the size of which is determined, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal;

●	Other cash awards based on satisfaction of a Financial Reporting Measure performance goal;

●	Restricted stock, restricted stock units, performance share units, stock options and SARs that are granted or become vested, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal; and

●	Proceeds received upon the sale of shares acquired through an incentive plan that were granted or vested based, wholly or in part, on satisfaction of a Financial Reporting Measure performance goal.

For purposes of this Policy, Incentive-Based Compensation excludes:

●	Any base salaries (except with respect to any salary increases earned, wholly or in part, based on satisfaction of a Financial Reporting Measure performance goal);

●	Bonuses paid solely at the discretion of the Committee or Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal;

●	Bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period;

●	Non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures; and

●	Equity awards that vest solely based on the passage of time and/or satisfaction of one or more non-Financial Reporting Measures.

IV.	Determination and Calculation of Erroneously-Awarded Compensation

In the event of an Accounting Restatement, the Committee shall promptly determine the amount of any Erroneously-Awarded Compensation for each Executive Officer in connection with such Accounting Restatement and shall promptly thereafter provide each Executive Officer with a written notice containing the amount of Erroneously-Awarded Compensation and a demand for repayment or return, as applicable.

(a)	Cash Awards. With respect to cash awards, the Erroneously-Awarded Compensation is the difference between the amount of the cash award (whether payable as a lump sum or over time) that was Received and the amount that should have been received applying the restated Financial Reporting Measure.

(b)	Cash Awards Paid From Bonus Pools. With respect to cash awards paid from bonus pools, the Erroneously-Awarded Compensation is the pro rata portion of any deficiency that results from the aggregate bonus pool that is reduced based on applying the restated Financial Reporting Measure.

(c)	Equity Awards. With respect to equity awards, if the shares, options or SARs are still held at the time of recovery, the Erroneously-Awarded Compensation is the number of such securities Received in excess of the number that should been received applying the restated Financial Reporting Measure (or the value in excess of that number). If the options or SARs have been exercised, but the underlying shares have not been sold, the Erroneously-Awarded Compensation is the number of shares underlying the excess options or SARs (or the value thereof). If the underlying shares have already been sold, then the Committee and Board shall determine the amount which most reasonably estimates the Erroneously-Awarded Compensation.

(d)	Compensation Based on Stock Price or Total Shareholder Return. For Incentive-Based Compensation based on (or derived from) stock price or total shareholder return, where the amount of Erroneously-Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Committee and Board based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received (in which case, the Committee and Board shall maintain documentation of such determination of that reasonable estimate and provide such documentation to Nasdaq in accordance with applicable listing standards).

V.	Recovery of Erroneously-Awarded Compensation

Once the Committee and Board have determined the amount of Erroneously-Awarded Compensation recoverable from the applicable Covered Person, the Committee and Board shall take all necessary actions to recover the Erroneously-Awarded Compensation. Unless otherwise determined by the Committee and Board, the Committee and Board shall pursue the recovery of Erroneously-Awarded Compensation in accordance with the below:

(a)	Cash Awards. With respect to cash awards, the Committee and Board shall either (i) require the Covered Person to repay the Erroneously-Awarded Compensation in a lump sum in cash (or such property as the Committee and Board agrees to accept with a value equal to such Erroneously-Awarded Compensation) reasonably promptly following the Restatement Date or (ii) if approved by the Committee and Board, offer to enter into a Repayment Agreement. If the Covered Person accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

(b)	Unvested Equity Awards. With respect to those equity awards that have not yet vested, the Committee and Board shall take all necessary action to cancel, or otherwise cause to be forfeited, the awards in the amount of the Erroneously-Awarded Compensation.

(c)	Vested Equity Awards. With respect to those equity awards that have vested and the underlying shares have not been sold, the Committee and Board shall take all necessary action to cause the Covered Person to deliver and surrender the underlying shares in the amount of the Erroneously-Awarded Compensation.

In the event that the Covered Person has sold the underlying shares, the Committee and Board shall either (i) require the Covered Person to repay the Erroneously-Awarded Compensation in a lump sum in cash (or such property as the Committee and Board agree to accept with a value equal to such Erroneously-Awarded Compensation) reasonably promptly following the Restatement Date or (ii) if approved by the Committee and Board, offer to enter into a Repayment Agreement. If the Covered Person accepts such offer and signs the Repayment Agreement within a reasonable time as determined by the Committee, the Company shall countersign such Repayment Agreement.

(d)	Repayment Agreement. “Repayment Agreement” shall mean an agreement (in a form reasonable acceptable to the Committee) with the Covered Person for the repayment of the Erroneously-Awarded Compensation as promptly as possible without unreasonable economic hardship to the Covered Person.

(e)	Effect of Non-Repayment. To the extent that a Covered Person fails to repay all Erroneously-Awarded Compensation to the Company when due (as determined in accordance with this Policy), the Company shall, or shall cause one or more other members of the Company to, take all actions reasonable and appropriate to recover such Erroneously-Awarded Compensation from the applicable Covered Person.

The Committee and Board shall have broad discretion to determine the appropriate means of recovery of Erroneously-Awarded Compensation based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery. However, in no event may the Company accept an amount that is less than the amount of Erroneously-Awarded Compensation in satisfaction of a Covered Person’s obligations hereunder.

VI.	Discretionary Recovery

Notwithstanding anything herein to the contrary, the Company shall not be required to take action to recover Erroneously-Awarded Compensation if any one of the following conditions are met and the Committee and Board determine that recovery would be impracticable:

(i)	The direct expenses paid to a third party to assist in enforcing this Policy against a Covered Person would exceed the amount to be recovered, after the Company has made a reasonable attempt to recover the applicable Erroneously-Awarded Compensation, documented such attempts and provided such documentation to Nasdaq;

(ii)	Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously-Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation and a copy of the opinion is provided to Nasdaq; or

(iii)	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

VII.	Reporting and Disclosure Requirements

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including the disclosure required by the applicable filings required to be made with the SEC.

VIII.	Effective Date

This Policy shall apply to any Incentive-Based Compensation Received on or after the Nasdaq Effective Date.

IX.	No Indemnification

The Company shall not indemnify any Covered Person against the loss of Erroneously-Awarded Compensation and shall not pay, or reimburse any Covered Persons for premiums, for any insurance policy to fund such Covered Person’s potential recovery obligations.

X.	Administration

The Committee and the Board have the discretion to administer this Policy, subject to applicable law. The Committee and the Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions as deems necessary, appropriate or advisable.

XI.	Amendment

The Committee and thereafter, the Board may amend this Policy from time to time as and when they Committee and the Board determine that it is legally required by the Companies Law, any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed. Notwithstanding anything in this Section XI to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate Companies Law, any federal securities laws, SEC rule, or the rules of any national securities exchange or national securities association on which the Company’s securities are then listed.

XII.	Other Recoupment Rights; No Additional Payments

This Policy will be applied to the fullest extent of the law. The adoption of this Policy does not derogate from any recoupment rights the Company may have under any employment agreement, equity award agreement or any other agreement entered into on or after the Nasdaq Effective Date. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other rights under applicable law, regulation or rule or pursuant to any similar policy in any employment agreement, equity plan, equity award agreement or similar arrangement and any other legal remedies available to the Company. However, this Policy shall not provide for recovery of Incentive-Based Compensation that the Company has already recovered pursuant to Section 304 of the Sarbanes-Oxley Act or other recovery obligations.

XIII.	Successors

This Policy shall be binding and enforceable against all Covered Persons and their beneficiaries, heirs, executors, administrators or other legal representatives.

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